Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

Ross Systems Announces Update on Sunshine Mills Lawsuit

ATLANTA – April 27, 2011 – Ross Systems, Inc. announced today it has filed a motion under Rule 2 of the Alabama Rules of Appellate Procedure with the Supreme Court of the State of Alabama seeking relief from Alabama’s requirement to post an appellate bond in the amount of 125 percent of the $61.3 million judgment against Ross in the Sunshine matter, and requesting that the Supreme Court reduce Ross’ bonding requirement, while the Sunshine matter is on appeal, to an amount significantly less than the current bond requirement of approximately $77.0 million.

The Rule 2 motion is Ross Systems’ final legal remedy under Alabama law seeking to stay or suspend collection efforts related to the Sunshine Mills judgment while the case is on appeal. On April 7, the Franklin County Circuit Court rejected Ross Systems’ post trial motions to, among other things, stay the execution of the judgment pending the appeal.

As previously disclosed, Sunshine Mills, Inc., a major employer in Franklin County, Alabama sued Ross for alleged fraud related to the sale and implementation of a Ross ERP system in early 2005. The jury awarded a total of $61.3 million in damages to Sunshine Mills, of which approximately $16 million were compensatory damages that were not based on actual damages, but rather the loss of future anticipated savings, and $45 million of which were punitive damages. Despite the plaintiff’s allegations of damages, Sunshine Mills continues to use Ross’ software, was current on maintenance through the end of 2010, and has bought additional services from Ross to help them in their operations.

Ross strongly denies the allegations of Sunshine Mills, and is appealing the verdict to the Supreme Court of the State of Alabama.

About Ross Systems

Ross Systems was acquired by CDC Software (NASDAQ: CDCS) in 2004 and is a business unit of this global provider of hybrid enterprise software applications and services. CDC Corporation (NASDAQ: CHINA) owns approximately 85 percent of CDC Software.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our beliefs regarding the Sunshine Mills litigation, including the possible outcome thereof, our beliefs regarding the nature and propriety of the judgment and our motions seeking a reduction in the amount of any appellate bond Ross may be required to post in this matter and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside our control, including (a) the risk that we will not prevail in our future efforts with respect to this matter, including our efforts to reduce the bonding requirement or to stay or suspend execution and collection efforts, or that we will not prevail on appeal; (b) the risk of any potential impact a verdict in this case may have on other disputes we now or may in the future have outstanding; (c) the potential impact of this matter on our business and customers; (d) the ability to make changes in business strategy, development plans, product offerings and other matters and to respond to the needs of current, new and potential customers, suppliers, strategic partners; (e) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (f) the effects of restructurings and rationalization of operations; (g) the ability to address technological changes and developments including the development and enhancement of products; (h) the ability to develop and market successful products and services; (h) the entry of new competitors and their technological advances; (i) the need to develop, integrate and deploy products and services that meet customer’s requirements; (j) the possibility of development or deployment difficulties or delays; (k) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (l) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (m) risks involved in developing software solutions and integrating them with third-party software and services; (n) the continued ability of the company’s enterprise software solutions to address client-specific requirements; and (o) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions. Further information on risks or other factors that could cause results to differ is detailed in CDC Software Corporation’s filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.